SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number: 0-22286

                       Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

              The following is included in this Report on Form 6-K:

               1. English translation of the registrant's filings in Hebrew with the Israeli Registrar of Companies during June 2003 which include:

                    o    Registrant's Annual Report;

                    o    Registrant's Directors Appointment Report;

                    o    Share Issuance Reports.

                       ANNUAL REPORT OF REGISTERED COMPANY
                       -----------------------------------
--------------------------------------------------------------------------------
Company:                          Taro Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
No. of Company: 52-002290-6
--------------------------------------------------------------------------------
Address:                          14 HaKitor Street, Haifa Bay
--------------------------------------------------------------------------------
Annual Meeting Held on:           June 5, 2003
--------------------------------------------------------------------------------
Report Updated until:             June 19, 2003
--------------------------------------------------------------------------------

DISTRIBUTION OF SHARES
----------------------

-------------------------------------------- ----------------------- -------------------------------- ------------------------------
  NAME OF SHARES                              SYMBOL OF SHARES         NUMBER OF REGISTERED SHARES       NUMBER OF ALLOCATED SHARES
-------------------------------------------- ----------------------- -------------------------------- ------------------------------
Founders Shares                                  Founders                       2,600                          2,600
-------------------------------------------- ----------------------- -------------------------------- ------------------------------
Ordinary Shares                                    Ord.                       200,000,000                     29,134,536
-------------------------------------------- ----------------------- -------------------------------- ------------------------------

SHAREHOLDERS AND NUMBER OF SHARES THEY OWN
------------------------------------------
---------------------------------- --------------------- --------------------- ----------------- ----------------- -----------------
            SHAREHOLDER NAME            ID NUMBER             ADDRESS          SYMBOL OF SHARES  NUMBER OF SHARES    AMOUNT AS YET
                                                                                                                   UNPAID FOR SHARES
---------------------------------- --------------------- --------------------- ----------------- ----------------- -----------------
Morley & Co.,Inc.                  Company   Registered  16 Stonewall Lane        Founders           2,600
                                   in New-York, USA      Mamaroneck, NY 10543
                                                         USA
---------------------------------- --------------------- --------------------- ----------------- ----------------- -----------------
Other  Shareholders     -                 -                     -                 Ordinary         29,134,536
according  to  the attached list
---------------------------------- --------------------- --------------------- ----------------- ----------------- -----------------


DETAILS OF THE DIRECTORS APPOINTED
----------------------------------
---------------------------- ------------------------- ----------------------------------------------------- -----------------------
      DIRECTOR'S NAME                  ID#                             ADDRESS                                      DATE OF
                                                                                                                  APPOINTMENT
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Michael Friedman             065483450                 21 Harevadim St., Jerusalem 93391, ISRAEL               05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Gad Keren                    050264035                 11 Simha Holtzberg, Kiryat Ono 55426, ISRAEL            05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Heather Douglas              CAN  VH. 706945           106 The Kings Way, Toronto, ONT M8X 2V1, CANADA         05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Eric Johnston                CAN VG. 133978            111 Percy St., Ottowa, ONT K1R 6C5, CANADA              05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Aaron Levitt                 USA 140398367             233 Beech Court, River Edge, NJ 07661, USA              05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Barrie Levitt                USA 140787555             16 Stone Wall Lane, Mamaroneck, NY 10543, USA           05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Tal Levitt                   USA 141060456             300 Mercer St., #21I, New York, NY 10003, USA           05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Daniel Moros                 USA 140655646             50 Iselin Terrace, Larchmont, NY 10538, USA             05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Myron Strober                USA 151452233             8871 Boatswain Dr., Boyton Beach,  FL 33436, USA        05      06      03
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Irit Hausner                 005089877                 19 Har HaGilboa, Kiryat Ono 55024, ISRAEL               30      07      98
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------
Aryeh Barak                  054499645                 27 Bnei Moshe, Tel Aviv 62308, ISRAEL                   27      08      98
---------------------------- ------------------------- ----------------------------------------------------- ------- ------- -------


--------------------------------------------------------------------------------
                DETAILS OF DIRECTORS NO LONGER IN OFFICE
--------------------------------------------------------------------------------

---------------- ------------------------ -------------------------------------
   NAME                   ID NUMBER               DATE OF TERMINATION
---------------- ------------------------ ------------- ------------- ---------
Eric Hills               48231914              20            10          02
---------------- ------------------------ ------------- ------------- ---------
* DECEASED

MARK [X] IN THE CORRECT PLACE
-----------------------------
[X] No change in details reported regarding foreign directors according to regulation 16 of the aforesaid regulations

___ Change in details has been reported regarding a foreign director and relevant required documents have been attached to the Annual Report according to regulation 16 of the aforesaid regulations.

Fullfillment  of Section  171(c) to the law - The  directorate  has approved the
-------------------------------------------
financial statements; mark [X] if carried out [X]

Fullfillment of Section 173 to the law  [mark [X] next to the correct choice]
--------------------------------------

(1) The financial statements were presented at the recent Annual Meeting as required [X]

(2)  If the company is not  obligated  to hold an Annual  Meeting  according  to section 61(a) to the law, specify whether the financial statements were submitted to the shareholders according to section 61(b) to the law ____.

(3) The company is not obligated to submit financial statements at the Annual Meeting as stated in section 172(g) to the law ____.

Auditor [mark [X] and fill in the details in the correct choice]
-------

(1) The company has an auditor as specified in section 154 of the law [X]. Name of auditor - KOST FORER & GABAY, address: AMINADAV 3, TEL-AVIV 61575
                  ------------------           --------------------------
(2)  The company does not have an auditor ____.

(3) The company is an inactive company, as signified in section 158(a) and it has been decided at the General Meeting that an auditor will not be appointed ____.

Company Manager
---------------

     If the company has a general manager or head business manager or position which is responsible for the general management of the company, indicate name, address and ID number.

     Name: SAMUEL RUBINSTEIN Address: 106A DAVID HAMELECH ST., HERZELIYA PITUAH 46661 ID number: 5736034 Office Phone: 09-9711800

     Financial Statements
     --------------------
     A private company for which section 175 of the law applies, will attach financial statements.

     Declaration by Company Directorate according to section 174
     -----------------------------------------------------------
     [X] I hereby declare in the name of the directorate that the instructions in section 173(a) to the law have been carried out and that the financial statements were ____ brought before/ [X] were sent to the shareholders on 30.04.03.

     Signature and Declaration:
     --------------------------
     I hereby declare that the details above are complete and correct and that I am authorized by the Board of Directors of the Company to sign this Report.

     Name                Arye Barak
     I.D. number         054499645
     Signature           (-)

                          REPORT OF CHANGE OF DIRECTORS
                          -----------------------------

---------------------------------- ---------------------------------------------
Company:                           Taro Pharmaceutical Industries Limited
---------------------------------- ---------------------------------------------
No. of Company:                         52-002290-6
---------------------------------- ---------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                              DETAILS OF THE DIRECTORS APPOINTED

                                                                                                                    DATE OF
DIRECTOR'S NAME                                                                                                    APPOINTMENT
----------------  CORPORATION                                                                               ------------------------
PRIVATE  FAMILY      NAME          ID#           GENDER         ADDRESS                                      YEAR    MONTH     DAY
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Michael  Friedman              065483450        Male     21 Harevadim St., Jerusalem 93391, Israel             05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Gad      Keren                 050264035        Male     11 Simha Holtzberg, Kiryat Ono 55426, ISRAEL          05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Heather  Douglas               CAN  VH 706945   Female   106 The Kings Way, Toronto, ONT M8X 2V1, CANADA       05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Eric     Johnston              CAN VG 133978    Male     111 Percy St., Ottowa, ONT K1R 6C5, CANADA            05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Aaron    Levitt                USA 140398367    Male     233 Beech Court, River Edge, NJ 07661, USA            05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Barrie   Levitt                USA 140787555    Male     16 Stone Wall Lane, Mamaroneck, NY 10543, USA         05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Tal      Levitt                USA 141060456    Female   300 Mercer St., #21I, New York, NY 10003, USA         05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Daniel   Moros                 USA 140655646    Male     50 Iselin Terrace, Larchmont, NY 10538, USA           05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Myron    Strober               USA 151452233    Male     8871 Boatswain Dr., Boyton Beach, FL 33436, USA       05       06     03
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Irit     Hausner               005089877        Female   19 Har HaGilboa, Kiryat Ono 55024, ISRAEL             30       7      98
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------
Aryeh    Barak                 054499645        Male     27 Bnei Moshe, Tel Aviv 62308, ISRAEL                 27       8      98
----------------- ------------ ---------------- -------- -------------------------------------------------- ------- -------- -------


--------------------------------------------------------------------------------
            DETAILS OF DIRECTOR IN OFFICE ON BEHALF OF A CORPORATION
--------------------------------------------------------------------------------

                                  NAME OF DIRECTOR
                      --------------------- ----------------------
NAME OF CORPORATION       PRIVATE                  FAMILY               ID NUMBER           ADDRESS
--------------------- --------------------- ---------------------- -------------------- --------------------

--------------------- --------------------- ---------------------- -------------------- --------------------

--------------------- --------------------- ---------------------- -------------------- --------------------


--------------------------------------------------------------------------------------------------------------------
                               DETAILS OF DIRECTORS NO LONGER IN OFFICE
--------------------------------------------------------------------------------------------------------------------

------------------ ----------------------------- ----------------------------- -------------------------------------

              NAME                                                                        DATE OF CHANGE
---------------- --------------                                               ------------- ------------- ---------
    FAMILY          PRIVATE           CORPORATION          ID NUMBER              YEAR         MONTH        DAY
---------------- -------------- ----------------------- --------------------- ------------- ------------- ---------

---------------- -------------- ----------------------- --------------------- ------------- ------------- ---------

---------------- -------------- ----------------------- --------------------- ------------- ------------- ---------

---------------- -------------- ----------------------- --------------------- ------------- ------------- ---------


The changes detailed in this form have been |X| / have not been ___ recorded in the Register of Directors, according to section 224 of the law (check the correct choice), or give comments __________________.

-----------------------------------------------------
Reported by:               MARC COLES
-----------------------------------------------------
I.D. number                015383888
-----------------------------------------------------
Title:                   VP AND GENERAL COUNSEL
-----------------------------------------------------
Date:                    JUNE 23, 2003
-----------------------------------------------------

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                 Taro Pharmaceutical Industries Limited
Date of Issuance:                        April 14, 2003
No. of Company:                          52-002290-6

Name of Shares:                          Ordinary
Symbol of Shares:                        Ord.
Par Value:                               NIS 0.0001
No. of Shares Issued:                    4,575
For Cash Consideration:                  4,575


Additional Holders of Ordinary Shares

                                                                          Par value       No. of shares       Price per share
I.D.number:         US citizen ID 634460689 Driver Licence DOB07-06-44
Shareholder:        Alexander Cossin                                       0.0001             2,500                  11.70
Address:            1 Spruce Drive                                                              500                  11.43
                    Tuxedo NY 10987
                    U.S.A.
                                                                                                875                  21.25
                                                                                                700                  59.26


Cash allocation
Amount regarded as paid           2,500 - 11.70NIS; 500 - 11.43NIS;
for each share:                   875 - 21.25NIS; 700 - 59.26NIS


Reported by:                      Kevin Connelly
I.D. number                       U.S. 140853346
Title:                            Chief Financial Officer
Date:                             April 20, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                              Taro Pharmaceutical Industries Limited
Date of Issuance:                     April 16, 2003
No. of Company:                       52-002290-6

Name of Shares:                       Ordinary
Symbol of Shares:                     Ord.
Par Value:                            NIS 0.0001
No. of Shares Issued:                 1,000
For Cash Consideration:               1,000


Additional Holders of Ordinary Shares


                                                       Par value       No. of shares       Price per share
I.D. number:              USA Resident
Shareholder:              Howard Rutman                 0.0001            1,000                  17.17
Address:                  1199 Park Avenue
                          New York, NY 10128
                          U.S.A


Cash allocation
Amount regarded as paid    1,000 - 17.17NIS
for each share:

Reported by:               Kevin Connelly
I.D. number                U.S. 140853346
Title:                     Chief Financial Officer
Date:                      April 29, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      April 21, 2003
No. of Company:                        52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  2,000
For Cash Consideration:                2,000


Additional Holders of Ordinary Shares


                                                                 Par value       No. of shares       Price per share
I.D. number:            Canadian Passport
                        VM 678149
Shareholder:            Rachel Marcks                            0.0001             2,000                  16.03
Address:                603 Clark Avenue West, Unit #1
                        Thornhill, ONT L4J 8P9
                        CANADA


Cash allocation
Amount regarded as paid        2,000 - 16.03NIS for each share:

Reported by:                   Kevin Connelly
I.D. number                    U.S. 140853346
Title:                         Chief Financial Officer
Date:                          April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                            Taro Pharmaceutical Industries Limited
Date of Issuance:                   April 21, 2003
No. of Company:                     52-002290-6

Name of Shares:                     Ordinary
Symbol of Shares:                   Ord.
Par Value:                          NIS 0.0001
No. of Shares Issued:               1,250
For Cash Consideration:             1,250


Additional Holders of Ordinary Shares


                                                        Par value      No. of shares       Price per share
I.D. number:              Canadian resident
Shareholder:              Teresa Staley                   0.0001          1,250                  39.93
Address:                  825 Norwick Road
                          Newmarket, ONT L3X 1K8
                          CANADA


Cash allocation
Amount regarded as paid   1,250 - 39.93NIS
for each share:

Reported by:              Kevin Connelly
I.D. number               U.S. 140853346
Title:                    Chief Financial Officer
Date:                     April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                            Taro Pharmaceutical Industries Limited
Date of Issuance:                   April 21, 2003
No. of Company:                     52-002290-6

Name of Shares:                     Ordinary
Symbol of Shares:                   Ord.
Par Value:                          NIS 0.0001
No. of Shares Issued:               25
For Cash Consideration:             25


Additional Holders of Ordinary Shares

                                                             Par value     No. of shares       Price per share
I.D. number:        Canadian citizen SO484-29604-81108
Shareholder:        Godfredo Santiago                         0.0001           25                  11.40
Address:            516 Ashprior Avenue
                    Mississauga, ONT L5R 3N1
                    CANADA


Cash allocation
Amount regarded as paid      25 - 11.40NIS
for each share:

Reported by:                 Kevin Connelly
I.D. number                  U.S. 140853346
Title:                       Chief Financial Officer
Date:                        April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                Taro Pharmaceutical Industries Limited
Date of Issuance:                       April 21, 2003
No. of Company:                         52-002290-6

Name of Shares:                         Ordinary
Symbol of Shares:                       Ord.
Par Value:                              NIS 0.0001
No. of Shares Issued:                   76
For Cash Consideration:                 76


Additional Holders of Ordinary Shares

                                                      Par value       No. of shares       Price per share
I.D. number:            Canadian citizen
                        R-6889-27424-11203
Shareholder:            Gary Rowley                   0.0001             50                  11.40
Address:                34 Leander Street                                26                  11.17
                        Bramdea, ONT L6S 3M6
                        CANADA



Cash allocation
Amount regarded as paid      50 - 11.40NIS; 26 - 11.17NIS
for each share:

Reported by:                 Kevin Connelly
I.D. number                  U.S. 140853346
Title:                       Chief Financial Officer
Date:                        April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                Taro Pharmaceutical Industries Limited
Date of Issuance:                       April 21, 2003
No. of Company:                         52-002290-6

Name of Shares:                         Ordinary
Symbol of Shares:                       Ord.
Par Value:                              NIS 0.0001
No. of Shares Issued:                   1,000
For Cash Consideration:                 1,000


Additional Holders of Ordinary Shares

                                                          Par value       No. of shares       Price per share
I.D. number:            Drivers License
                        B2386-42553-70914
Shareholder:            Martin Belitz                     0.0001             1,000                 23.60
Address:                28 Hawleaf Crescent
                        Willowdale, ONT M2H 3H4
                        CANADA




Cash allocation
Amount regarded as paid    1,000 - 23.60NIS for each share:

Reported by:               Kevin Connelly
I.D. number                U.S. 140853346
Title:                     Chief Financial Officer
Date:                      April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                           Taro Pharmaceutical Industries Limited
Date of Issuance:                  April 23, 2003
No. of Company:                    52-002290-6

Name of Shares:                    Ordinary
Symbol of Shares:                  Ord.
Par Value:                         NIS 0.0001
No. of Shares Issued:              50
For Cash Consideration:            50


Additional Holders of Ordinary Shares

                                                       Par value       No. of shares       Price per share
I.D. number:            US Passport # 954042356
Shareholder:            Jacquelyn Castaldo             0.0001              50                  11.49
Address:                805 N. Barry Av.
                        Mamaroneck, NY 10543
                        U.S.A



Cash allocation
Amount regarded as paid     50 - 11.49NIS
for each share:

Reported by:                Kevin Connelly
I.D. number                 U.S. 140853346
Title:                      Chief Financial Officer
Date:                       May 11, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                             Taro Pharmaceutical Industries Limited
Date of Issuance:                    April 23, 2003
No. of Company:                      52-002290-6

Name of Shares:                      Ordinary
Symbol of Shares:                    Ord.
Par Value:                           NIS 0.0001
No. of Shares Issued:                74
For Cash Consideration:              74


Additional Holders of Ordinary Shares

                                                Par value       No. of shares       Price per share
I.D. number:      Canadian Resident
                  43-05-179299
Shareholder:      Ray Harding                    0.0001             74                  11.40
Address:          108-703 Edgehill Drive
                  Barrie, ONT L4N 5A3
                  CANADA


Cash allocation
Amount regarded as paid      74 - 11.40NIS
for each share:

Reported by:                 Kevin Connelly
I.D. number                  U.S 140853346
Title:                       Chief Financial Officer
Date:                        April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                             Taro Pharmaceutical Industries Limited
Date of Issuance:                    April 24, 2003
No. of Company:                      52-002290-6

Name of Shares:                      Ordinary
Symbol of Shares:                    Ord.
Par Value:                           NIS 0.0001
No. of Shares Issued:                2,900
For Cash Consideration:              2,900


Additional Holders of Ordinary Shares

                                                         Par value     No. of shares       Price per share
I.D. number:            Israeli ID # 67467506
Shareholder:            Tzvi Tal                         0.0001             250                  10.86
Address:                25 Golda Meir St.,                                  250                  11.14
                        Haifa 34982
                        ISRAEL
                                                                            500                  11.36
                                                                            500                  21.13
                                                                          1,000                  54.36
                                                                            400                  58.92

Cash allocation
Amount regarded as paid      250 - 10.86NIS;  250 - 11.14NIS;  500 - 11.36NIS;
for each share:              500 - 21.13NIS;  1,000 - 54.36NIS; 400 - 58.92NIS


Reported by:                 Kevin Connelly
I.D. number                  U.S 140853346
Title:                       Chief Financial Officer
Date:                        April 27, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                            Taro Pharmaceutical Industries Limited
Date of Issuance:                   April 28, 2003
No. of Company:                     52-002290-6

Name of Shares:                     Ordinary
Symbol of Shares:                   Ord.
Par Value:                          NIS 0.0001
No. of Shares Issued:               1,000
For Cash Consideration:             1,000


Additional Holders of Ordinary Shares

                                                        Par value       No. of shares       Price per share
I.D. number:            Israeli ID # 049156532
Shareholder:            Hannah Bayer                                      1,000                  67.76
Address:                4 Hatut St.
                        Ramot Hashavim
                        ISRAEL


Cash allocation
Amount regarded as paid         1,000 - 67.76NIS
for each share:

Reported by:                    Kevin Connelly
I.D. number                     U.S. 140853346
Title:                          Chief Financial Officer
Date:                           April 30, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                            Taro Pharmaceutical Industries Limited
Date of Issuance:                   April 30, 2003
No. of Company:                     52-002290-6

Name of Shares:                     Ordinary
Symbol of Shares:                   Ord.
Par Value:                          NIS 0.0001
No. of Shares Issued:               25
For Cash Consideration:             25


Additional Holders of Ordinary Shares


                                                           Par value       No. of shares       Price per share
I.D. number:      Drivers License # 9400-3806-4004
Shareholder:      Kevin Murphy                              0.0001              25                  11.23
Address:          2101 4470 Tucana Court
                  Mississauga, ONT L5R 3K8
                  CANADA



Cash allocation
Amount regarded as paid     25 - 11.23NIS
for each share:

Reported by:                Kevin Connelly
I.D. number                 U.S 140853346
Title:                      Chief Financial Officer
Date:                       May 5, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                          Taro Pharmaceutical Industries Limited
Date of Issuance:                 May 2, 2003
No. of Company:                   52-002290-6

Name of Shares:                   Ordinary
Symbol of Shares:                 Ord.
Par Value:                        NIS 0.0001
No. of Shares Issued:             50
For Cash Consideration:           50


Additional Holders of Ordinary Shares

                                                                 Par value       No. of shares       Price per share
I.D.number:       Drivers License # H6015-41076-35315
Shareholder:      Josey Hobbs                                    0.0001            50                  11.17
Address:          2563 Proudfoot St.
                  Mississauga, ONT L5C 2N9
                  CANADA


Cash allocation
Amount regarded as paid       50 - 11.17NIS
for each share:

Reported by:                  Kevin Connelly
I.D. number                   U.S. 140853346
Title:                        Chief Financial Officer
Date:                         May 5, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                 Taro Pharmaceutical Industries Limited
Date of Issuance:                        April 28, 2003
No. of Company:                          52-002290-6

Name of Shares:                          Ordinary
Symbol of Shares:                        Ord.
Par Value:                               NIS 0.0001
No. of Shares Issued:                    25
For Cash Consideration:                  25


Additional Holders of Ordinary Shares

                                                      Par value       No. of shares       Price per share
I.D. number:         Canadian Birth Certificate
                     ZO 37720
Shareholder:         Louanne Powless                   0.0001            25                  11.38
Address:             34 Albemarle Court
                     Brampton, ONT L6Z 1R4
                     CANADA


Cash allocation
Amount regarded as paid       25 - 11.38NIS for each share:

Reported by:                  Kevin Connelly
I.D. number                   U.S. 140853346
Title:                        Chief Financial Officer
Date:                         April 29, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                           Taro Pharmaceutical Industries Limited
Date of Issuance:                  May 5, 2003
No. of Company:                    52-002290-6

Name of Shares:                    Ordinary
Symbol of Shares:                  Ord.
Par Value:                         NIS 0.0001
No. of Shares Issued:              1,750
For Cash Consideration:            1,750


Additional Holders of Ordinary Shares

                                                      Par value       No. of shares       Price per share
I.D. number:            Israeli ID # 030590079
Shareholder:            Yohanan Dichter               0.0001             150                  10.66
Address:                5 Caspri                                         150                  10.93
                        Haifa 34673
                        ISRAEL
                                                                         250                  11.16
                                                                         800                  53.37
                                                                         400                  57.85

Cash allocation
Amount regarded as paid          150 - 10.66NIS;  150 -  10.93NIS;  250 -
for each share:                  11.16NIS;  800 - 53.37NIS;  400 - 57.85NIS


Reported by:                     Kevin Connelly
I.D. number                      U.S. 140853346
Title:                           Chief Financial Officer
Date:                            May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                Taro Pharmaceutical Industries Limited
Date of Issuance:                       April 25, 2003
No. of Company:                         52-002290-6

Name of Shares:                         Ordinary
Symbol of Shares:                       Ord.
Par Value:                              NIS 0.0001
No. of Shares Issued:                   4,000
For Cash Consideration:                 4,000


Additional Holders of Ordinary Shares

                                                                  Par value       No. of shares       Price per share
I.D. number:               Drivers License # 06801-32075-55219
Shareholder:               Heather Douglas                          0.0001          4,000                  13.38
Address:                   106 The Kingsway
                           Toronto, ONT M8X 2V1
                           CANADA


Cash allocation
Amount regarded as paid       4,000 - 13.38NIS
for each share:

Reported by:                  Kevin Connelly
I.D. number                   U.S. 140853346
Title:                        Chief Financial Officer
Date:                         May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                Taro Pharmaceutical Industries Limited
Date of Issuance:                       April 28, 2003
No. of Company:                         52-002290-6

Name of Shares:                         Ordinary
Symbol of Shares:                       Ord.
Par Value:                              NIS 0.0001
No. of Shares Issued:                   25
For Cash Consideration:                 25


Additional Holders of Ordinary Shares

                                                   Par value       No. of shares       Price per share
I.D. number:            Canadian Citizen
Shareholder:            Sharon Nicholson           0.0001              25                  11.38
Address:                183 Manley Lane
                        Milton, ONT L9T 5P1
                        CANADA


Cash allocation
Amount regarded as paid           25 - 11.38NIS
for each share:

Reported by:                      Kevin Connelly
I.D. number                       U.S. 140853346
Title:                            Chief Financial Officer
Date:                             April 29, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      May 5, 2003
No. of Company:                        52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  400
For Cash Consideration:                400


Additional Holders of Ordinary Shares

                                                         Par value       No. of shares       Price per share
I.D. number:            US Passport # 093241410
Shareholder:            Walter Jenkins                   0.0001              400                  57.85
Address:                56 Duke Drive
                        Carmel, NY 10512
                        U.S.A


Cash allocation
Amount regarded as paid           400 - 57.85NIS for each share:

Reported by:                      Kevin Connelly
I.D. number                       U.S. 140853346
Title:                            Chief Financial Officer
Date:                             May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                 Taro Pharmaceutical Industries Limited
Date of Issuance:                        May 7, 2003
No. of Company:                          52-002290-6

Name of Shares:                          Ordinary
Symbol of Shares:                        Ord.
Par Value:                               NIS 0.0001
No. of Shares Issued:                    500
For Cash Consideration:                  500


Additional Holders of Ordinary Shares

                                                   Par value       No. of shares       Price per share
I.D. number: Israeli    ID # 056683154
Shareholder:            Orna Scheffer              0.0001               125               10.61
Address:                18 Bnei Brit St.,                               125               10.88
                        Hod Hasharon 45265
                        ISRAEL
                                                                        250               11.10


Cash allocation
Amount regarded as paid           125 - 10.61NIS; 125 - 10.88 NIS;
for each share:                   250 - 11.10 NIS


Reported by:                      Kevin Connelly
I.D. number                       U.S. 140853346
Title:                            Chief Financial Officer
Date:                             May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                             Taro Pharmaceutical Industries Limited
Date of Issuance:                    May 7, 2003
No. of Company: 52-002290-6

Name of Shares:                      Ordinary
Symbol of Shares:                    Ord.
Par Value:                           NIS 0.0001
No. of Shares Issued:                750
For Cash Consideration:              750


Additional Holders of Ordinary Shares

                                                     Par value       No. of shares       Price per share
I.D. number:            US citizen # 111892362
Shareholder:            Kaplana Rao                  0.0001             750                  11.91
Address:                20 Shafter Avenue
                        Albertson, NY 11507
                        U.S.A



Cash allocation
Amount regarded as paid         750 - 11.91NIS
for each share:

Reported by:                    Kevin Connelly
I.D. number                     U.S. 140853346
Title:                          Chief Financial Officer
Date:                           May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                  Taro Pharmaceutical Industries Limited
Date of Issuance:                         May 7, 2003
No. of Company:                           52-002290-6

Name of Shares:                           Ordinary
Symbol of Shares:                         Ord.
Par Value:                                NIS 0.0001
No. of Shares Issued:                     800
For Cash Consideration:                   800


Additional Holders of Ordinary Shares

                                                         Par value       No. of shares       Price per share
I.D. number:            US Citizen
Shareholder:            Myron Strober                    0.0001             800                 105.79
Address:                8871 Boatswain Dr.
                        Boynton Beach, FL 33436
                        U.S.A


Cash allocation
Amount regarded as paid        800 - 105.79NIS
for each share:

Reported by:                   Kevin Connelly
I.D. number                    U.S. 140853346
Title:                         Chief Financial Officer
Date:                          May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      May 9, 2003
No. of Company:                        52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  25
For Cash Consideration:                25


Additional Holders of Ordinary Shares

                                                         Par value       No. of shares       Price per share
I.D. number:            Canadian ID # 3632306
Shareholder:            Nick Spatari                      0.0001             25                  11.06
Address:                43 Coral Gable Dr.
                        Toronto, ONT M9M 1N8
                        CANADA


Cash allocation
Amount regarded as paid     25 - 11.06NIS
for each share:

Reported by:                Kevin Connelly
I.D. number                 U.S. 140853346
Title:                      Chief Financial Officer
Date:                       May 28, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                               Taro Pharmaceutical Industries Limited
Date of Issuance:                      May 12, 2003
No. of Company: 52-002290-6

Name of Shares:                        Ordinary
Symbol of Shares:                      Ord.
Par Value:                             NIS 0.0001
No. of Shares Issued:                  500
For Cash Consideration:                500


Additional Holders of Ordinary Shares

                                                  Par value       No. of shares       Price per share
I.D. number:        Israeli ID # 049156532
Shareholder:        Hannah Bayer                  0.0001             500                  66.17
Address:            4 Hatut St.
                    Ramot Hashavim
                    ISRAEL


Cash allocation
Amount regarded as paid     500 - 66.17NIS
for each share:

Reported by:                Kevin Connelly
I.D. number                 U.S. 140853346
Title:                      Chief Financial Officer
Date:                       May 14, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                             Taro Pharmaceutical Industries Limited
Date of Issuance:                    May 22, 2003
No. of Company:                      52-002290-6

Name of Shares:                      Ordinary
Symbol of Shares:                    Ord.
Par Value:                           NIS 0.0001
No. of Shares Issued:                1,800
For Cash Consideration:              1,800


Additional Holders of Ordinary Shares

                                                          Par value       No. of shares       Price per share
I.D. number:            US Passport # 092826547
Shareholder:            Zvi Rosenthal                     0.0001                150                  11.10
Address:                98 Walnut Drive                                         250                  11.33
                        Tenafly, NJ 07670
                        U.S.A
                                                                              1,000                  21.07
                                                                                400                  58.75

Cash allocation
Amount regarded as paid     150 - 11.10NIS; 250 - 11.33 NIS;
for each share:             1,000 - 21.07 NIS; 400 - 58.75 NIS


Reported by:                Kevin Connelly
I.D. number                 U.S. 140853346
Title:                      Chief Financial Officer
Date:                       May 25, 2003

                            REPORT OF SHARE ISSUANCE
                            ------------------------

Company:                                  Taro Pharmaceutical Industries Limited
Date of Issuance:                         May 13, 2003
No. of Company:                           52-002290-6

Name of Shares:                           Ordinary
Symbol of Shares:                         Ord.
Par Value:                                NIS 0.0001
No. of Shares Issued:                     4,500
For Cash Consideration:                   4,500


Additional Holders of Ordinary Shares

                                                       Par value       No. of shares       Price per share
I.D. number:            Israeli ID # 4823142
Shareholder:            Hermona Hills                  0.0001             4,500                  15.26
Address:                26 Givat Downes
                        Haifa 34345
                        ISRAEL


Cash allocation
Amount regarded as paid      4,500 - 15.26NIS
for each share:

Reported by:                 Kevin Connelly
I.D. number                  U.S. 140853346
Title:                       Chief Financial Officer
Date:                        May 14, 2003

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Taro Pharmaceutical Industries Ltd.



Date:  July 10, 2003                       By:/s/ Kevin Connelly
                                              ----------------------------------
                                               Kevin Connelly
                                               Senior Vice President and Chief
                                               Financial Officer